SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2019

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          a copy of the first quarterly report for 2019 of China Petroleum & Chemical Corporation; and
2.          an announcement regarding connected transaction, capital increase and deemed disposal of the Registrant;

Each made by the Registrant on April 29, 2019.

China Petroleum & Chemical Corporation
The First Quarterly Report for 2019

29 April 2019
Beijing, China

1	Important notice

1.1
The Board of Directors, the Supervisory Board of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the "Company") and its directors, supervisors and senior management warrant that there are no material omissions, misrepresentations or misleading statements contained in this report and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	The first quarterly report for 2019 was approved at the 6th meeting of the Seventh Session of the Board of Directors of Sinopec Corp. All directors attended this meeting.

1.3
Mr. Dai Houliang, Chairman, Mr. Ma Yongsheng, President, Mr. Wang Dehua, Chief Financial Officer and Head of the Corporate Finance Department of Sinopec Corp. warrant the authenticity, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The financial statements in this quarterly report were not audited.

2	Basic information of Sinopec Corp.
2.1	Principal financial data and indicators
2.1.1	Principal financial data and indicators prepared in accordance with China Accounting Standards for Business Enterprises (CASs)

RMB million
Items	As of 31 March 2019	As of 31 December 2018	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,813,445	1,592,308	13.9
Total equity attributable to equity shareholders of the Company	739,653	718,355	3.0

			RMB million
Items	Three-month period ended 31 March		Changes over the same period of the preceding year (%)
	2019	2018
Net cash flow from operating activities	(14,609)	12,052	-

Operating income	717,579	621,251	15.5
Net profit attributable to equity shareholders of the Company	14,763	18,770	(21.3)
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	14,370	17,982	(20.1)
Weighted average return on net assets (%)	2.03	2.55	(0.52) percentage points
Basic earnings per share (RMB)	0.122	0.155	(21.3)
Diluted earnings per share (RMB)	0.122	0.155	(21.3)

RMB million
Extraordinary items	During the reporting period
(income)/expenses（RMB million）
Net loss on disposal of non-current assets	64
Donations	3
Government grants	(870)
Gains on holding and disposal of various investments	20
Other extraordinary income and expenses, net	285
Subtotal	(498)
Tax effect	126
Total	(372)
Attributable to:
Equity shareholders of the Company	(393)
Minority interests	21

2.1.2	Principal financial data and indicators prepared in accordance with International Financial Reporting Standards (IFRS)
RMB million
Items	As of 31 March 2019	As of 31 December 2018	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,813,445	1,592,308	13.9
Total equity attributable to owners of the Company	738,578	717,284	3.0

			RMB million
Items	Three-month period ended 31 March		Changes over the same period of the preceding year (%)
	2019	2018
Net cash generated from operating activities	(14,609)	12,052	-

Operating profit	24,841	29,218	(15.0)
Net profit attributable to owners of the Company	15,468	19,306	(19.9)
Basic earnings per share (RMB)	0.128	0.159	(19.5)
Diluted earnings per share (RMB)	0.128	0.159	(19.5)
Return on net assets (%)	2.09	2.59	(0.50) percentage points

2.2	Total number of shareholders and top ten shareholders at the end of the reporting period
Total number of shareholders at the end of the reporting period	Total number of shareholders was 486,896, including 481,107 holders of domestic A shares and 5,789 holders of overseas H shares.
Top ten shareholders
Name of shareholder	Total number of shares held	Percentage (%)	Number of shares subject to pledge or lock-ups	Nature of shareholder
China Petrochemical Corporation	82,709,227,393	68.31	0	State-owned share
HKSCC (Nominees) Limited [1]	25,392,285,486	20.97	Unknown	H share
中国证券金融股份有限公司	2,609,312,057	2.16	0	A share
国新投资有限公司	1,252,427,354	1.03	0	A share
香港中央结算有限公司	999,101,462	0.83	0	A share
北京诚通金控投资有限公司	947,604,254	0.78	0	A share
中央汇金资产管理有限责任公司	322,037,900	0.27	0	A share
中国人寿保险股份有限公司－传统－普通保险产品－005L－CT001沪	259,205,354	0.21	0	A share
中国人寿保险股份有限公司－分红－个人分红－005L－FH002沪	240,956,971	0.20	0	A share
国泰君安证券股份有限公司	143,442,801	0.12	0	A share

Note1
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, which is included in the total number of the shares held by HKSCC (Nominees) Limited.

Statement on the connected relationship or acting in concert among the aforementioned shareholders:

Apart from中国人寿保险股份有限公司－传统－普通保险产品－005L－CT001沪 and 中国人寿保险股份有限公司－分红－个人分红－005L－FH002沪 which were both administrated by 中国人寿保险股份有限公司, Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

2.3	Review of operating results
In the first quarter of 2019, the global economy experienced weak growth momentum while China’s economy maintained stable growth with gross domestic product (GDP) up by 6.4%. International oil prices recovered from low level at the end of last year, domestic refined oil products prices were adjusted in a timely manner. Domestic demand for natural gas grew rapidly with apparent consumption up by 11%. Refined oil products market, with ample supply, witnessed strong competition. Demand for chemicals increased steadily.
Adhering to the general principle of making progress while maintaining stability and the requirements for high-quality development, we will accelerate the strategic plan of our phased goals for year 2020 through year 2050. Guided by “reform, management, innovation and development”, we stick to the operating principles of “specialised development, market-based operation, international layout and overall coordination” and make great efforts in optimising operation, expanding market, reducing costs, controling risks, deepening reform and reinforcing management.
In accordance with CASs, net profit attributable to equity shareholders of the Company was RMB 14.763 billion in the first quarter, down by 21.3% over the same period of last year. In accordance with IFRS, net profit attributable to equity shareholders of the Company was RMB 15.468 billion, down by 19.9% compared with the same period of last year.
Exploration and Production: With the recovery of oil price, the Company fully implemented the action plan of redoubling efforts in oil and gas exploration and production. Measures were taken to accelerate the formation of an integrated value chain of natural gas business including production, supply, storage and marketing and continuously reduce cost and expenditure on all fronts. Tangible results were achieved in maintaining oil production and increasing gas output. In exploration, we reinforced preliminary exploration in new areas and strengthened integrated detailed evaluation in mature fields, which led to new discoveries in Jiyang Depression and Sichuan basins. In crude oil development, we made a full-fledged push to build profitable production capacity, deepen the structural adjustment of mature fields, reduce natural decline rate and ensure steady production. In natural gas development, we constantly pushed forward capacity building in Hangjinqi of Neimongol, west Sichuan Depression and Weirong gas fields. We accelerated construction of natural gas production, supply, storage and marketing system and promoted a coordinated growth along the value chain.
In the first quarter, the oil and gas production of the Company was 113.46 million barrels of oil equivalent, up by 1.9% over the same period of last year, among which domestic crude oil increased by 0.2% while natural gas increased by 6.7%, compared with the same period of last year. Exploration and Production Segment realised an operating profit of RMB 2.143 billion from previous loss.
		Three-month period ended 31 March
Exploration and Production	Unit	2019	2018	Changes (%)
Oil and gas production[2]	million boe	113.46	111.33	1.9
Crude oil production	million barrels	70.81	71.35	(0.8)
China	million barrels	61.55	61.43	0.2
Overseas	million barrels	9.26	9.92	(6.7)
Natural gas production	billion cubic feet	255.79	239.83	6.7
Realised crude oil price	USD/barrel	57.66	59.8	(3.6)
Realised natural gas price	USD/thousand cubic feet	7.07	6.28	12.6
Note2	Conversion: for domestic production of crude oil, 1 tonne = 7.10 barrels; for overseas production of crude oil, 1 tonne=7.21 barrels; for production of natural gas, 1 cubic meter = 35.31 cubic feet.

Refining: The Company adjusted the product mix in response to market demand by increasing production of gasoline and jet fuel. Diesel-to-gasoline ratio further declined to 1.01. We comprehensively optimised our production plans, moderately increased the export of oil products and realized stable operation at high utilisation rate. At the meantime, we implemented bunker fuel quality upgrading plan. In the first quarter, refinery throughput grew by 2.7% and refined oil products production grew by 3.8%, among which gasoline up by 5.9% and kerosene up by 6.6% over the same period of last year. Refining Segment realised an operating profit of RMB 11.963 billion.
		Three-month period ended 31 March
Refining[3]	Unit	2019	2018	Changes (%)
Refinery throughput	million tonnes	61.78	60.16	2.7
Gasoline, diesel and kerosene production	million tonnes	39.44	37.98	3.8
Gasoline	million tonnes	15.87	14.98	5.9
Diesel	million tonnes	16.03	15.93	0.6
Kerosene	million tonnes	7.54	7.07	6.6
Light chemical feedstock	million tonnes	10.07	9.94	1.3
Light product yield	%	76.14	76.22	(0.08) Percentage points
Refining yield	%	94.76	95.23	(0.47) Percentage points
Note3	Including 100% production of domestic joint ventures.
Marketing and Distribution: We brought our advantages of integrated business and distribution network into full play. Through increasing marketing efforts and a flexible and targeted marketing strategy to maintain sustained growth in total domestic sales volume and retail business scale. The Company upgraded distribution network to further strengthen our existing advantages. Vehicle natural gas market was further expanded. Self-owned brands development ensured steady development of non-fuel business. In the first quarter, total sales volume of refined oil products was 49.74 million tonnes with an increase of 5.4%, among which domestic sales volume up by 5.2% and retail business scale up by 2.5% over the same period of last year. The Marketing and Distribution Segment realised an operating profit of RMB 7.866 billion.
		Three-month period ended 31 March
Marketing and Distribution	Unit	2019	2018	Changes (%)
Total sales volume of refined oil products	million tonnes	49.74	47.21	5.4
Total domestic sales of refined oil products	million tonnes	45.61	43.35	5.2
Retail	million tonnes	30.20	29.46	2.5
Direct sales & Distribution	million tonnes	15.41	13.89	10.9
Throughput per station[4]	tonnes	3,939	3,846	2.4

Unit: stations	As of 31 March 2019	As of 31 December 2018	Changes from the end of last year to the end of the reporting period (%)
Total number of Sinopec-branded service stations	30,671	30,648	0.1
Number of company-operated stations	30,665	30,642	0.1
Note4	Throughput per station was annualised.

Chemicals: The Company followed the development philosophy of “basic plus high-end” to enhance effective supply. We persistently fine-tuned chemical feedstock mix to lower cost. The Company strengthened the links among R&D, production, marketing and customer, and maximised production of high-end products output tailored to market demands. The ratio of new and specialty products in synthetic resin reached 63.6% and differential ratio of synthetic fibre reached 90.3%. We enhanced the dynamic optimisation of facilities and product chain, and improved the utilisation and production scheduling based on market demand. We reinforced the capacity structural adjustment by constructing several key projects actively. The Company promoted targeted marketing and servicing to further expand our business. In the first quarter, ethylene production reached 3.049 million tonnes, up by 1.8% and chemical sales volume was 23.373 million tonnes, up by 14.3% over the same period of last year. The Chemicals Segment realised an operating profit of RMB 6.953 billion.
		Three-month period ended 31 March
Chemicals[5]	Unit	2019	2018	Changes (%)
Ethylene	thousand tonnes	3,049	2,995	1.8
Synthetic resin	thousand tonnes	4,178	4,117	1.5
Synthetic rubber	thousand tonnes	271	199	36.2
Monomers and polymers for synthetic fiber	thousand tonnes	2,575	2,246	14.6
Synthetic fiber	thousand tonnes	322	296	8.8
Note5 Including 100% production of domestic joint ventures.

Capital expenditure: In the first quarter, the total capital expenditure was RMB 11.914 billion. Capital expenditures for Exploration and Production Segment were RMB 5.562 billion, mainly for Fuling and Weirong shale gas development projects, Hangjinqi natural gas development project, Shengli and Northwest crude oil development projects, phase I of Xinjiang gas pipeline, phase I of Erdos-Anping-Cangzhou gas pipeline, Wen 23 and Jintan gas storages, as well as overseas projects. Capital expenditure for the refining segment was RMB 1.995 billion, mainly for Zhongke Refining and Petrochemical project, Zhenhai, Tianjin, Maoming and Luoyang refineries and the construction of Rizhao-Puyang-Luoyang crude oil pipeline. Capital expenditure for the marketing and distribution segment was RMB 2.521 billion, mainly for construction of refined oil products depots, pipelines, service stations, non-fuel business and the renovation of underground oil tanks etc. Capital expenditure for the chemicals segment was RMB 1.799 billion, mainly for ethylene projects in Zhongke, Zhenhai and Phase II of Hainan high-efficiency and environment-friendly aromatics project. Capital expenditure for corporate and others was RMB 37 million, mainly for R&D facilities and information technology projects.

3	Significant events
3.1	Significant changes in major items contained in the consolidated financial statements prepared in accordance with CASs and the reasons for such changes.

			Increase/(Decrease)
	As of 31 March 2019	As of 31 December 2018	Amount	Percentage
Items of Consolidated Balance Sheet	RMB million	RMB million	RMB million	（%）	Main reasons for changes
Financial assets held for trading	16,872	25,732	(8,860)	(34.4)	Receipt of the structured deposits at maturity
Derivative financial assets	4,977	7,887	(2,910)	(36.9)	Decrease in loss position and increase in profitable position of derivative hedging financial instruments
Derivative financial liabilities	3,078	13,571	(10,493)	(77.3)
Long-term deferred expenses	7,489	15,659	(8,170)	(52.2)	Decrease in long-term deferred expenses under New Leases Standard
Right-of-use assets	206,743	-	206,743	-	New item under New Leases Standard
Lease liabilities	182,765	-	182,765	-
Short-term loans	72,757	44,692	28,065	62.8	Increase in short-term loans
Taxes payable	35,875	87,060	(51,185)	(58.8)	Due to the time difference of tax payment, part of the unpaid tax from the end of last year had been paid during this reporting period
Other comprehensive income	(930)	(6,774)	5,844	(86.3)	Cash flow hedging and foreign currency translation differences

	Three-month period ended 31 March		Increase/(Decrease)
	2019	2018	Amount	Percentage
Items of Consolidated Income Statement	RMB Million	RMB Million	RMB Million	（%）	Main reasons for changes
Financial Expense	2,330	455	1,875	412.1	Increase in Financial Expense under New Leases Standard
Investment income	1,285	3,355	(2,070)	(61.7)	Decrease in profit of associates and joint ventures
Minority interests	3,708	5,752	(2,044)	(35.5)	Decrease in profit of some subsidiaries
(Losses)/gains from changes in fair value	(2,226)	126	(2,352)	-	Increase in fair value loss on derivative financial instruments not qualified as hedging
Asset disposal income/(loss)	(64)	227	(291)	-	Income in 2018 is mainly due to gain from the disposal of land from subsidiary

	Three-month period ended 31 March		Increase/(Decrease)
	2019	2018	Amount	Percentage
Items of consolidated cash flow statement	RMB million	RMB million	RMB million	（%）	Main reasons for changes
Other cash received relating to operational activities	31,379	16,695	14,684	88.0	Decrease in Margin deposit in financial derivatives business
Other cash paid relating to operational activities	(39,806)	(25,234)	14,572	57.7	Increase in Margin deposit in financial derivatives business
Other cash received relating to investing activities	13,165	21,325	(8,160)	(38.3)	Decrease in value of certificate of deposit, over three months, expired and recovered
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(23,514)	(17,901)	5,613	31.4	Investment cash outflow during this reporting period
Net cash paid for the acquisition of subsidiaries and other business entities	-	(3,188)	(3,188)	-	Net cash paid for the acquisition of SECCO
Other cash paid relating to investing activities	(24,388)	(13,499)	10,889	80.7	Increase in the value of certificate of deposit, over three months

3.2	This quarterly results announcement is published in both Chinese and English languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board
Chairman
Dai Houliang
29 April, 2019

4	Appendix
4.1	Quarterly financial statements prepared under China Accounting Standards for Business Enterprises (“CASs”)

Consolidated Balance Sheet
as at 31 March 2019
Prepared by: China Petroleum & Chemical Corporation

RMB million, unaudited
Items	At 31 March 2019	At 31 December 2018
Current assets:
Cash at bank and on hand	168,386	167,015
Financial assets held for trading	16,872	25,732
Derivative financial assets	4,977	7,887
Bills receivable and accounts receivable	80,464	64,879
Prepayments	8,231	5,937
Other receivables	19,682	25,312
Inventories	219,830	184,584
Other current assets	20,671	22,774
Total current assets	539,113	504,120
Non-current assets:
Long-term equity investments	147,471	145,721
Other equity instrument investments	1,447	1,450
Fixed assets	605,388	617,812
Construction in progress	138,584	136,963
Right-of-use assets	206,743	-
Intangible assets	102,913	103,855
Goodwill	8,657	8,676
Long-term deferred expenses	7,489	15,659
Deferred tax assets	19,451	21,694
Other non-current assets	36,189	36,358
Total non-current assets	1,274,332	1,088,188
Total assets	1,813,445	1,592,308
Current liability:
Short-term loans	72,757	44,692
Derivative financial liabilties	3,078	13,571
Bills payable and accounts payable	218,170	192,757
Contract liabilities	129,199	124,793
Employee benefits payable	7,948	7,312
Taxes payable	35,875	87,060
Other payables	73,293	77,463
Non-current liabilities due within one year	35,284	17,450
Total current liabilities	575,604	565,098
Non-current liabilities:

RMB million, unaudited
Items	At 31 March 2019	At 31 December 2018
Long-term loans	63,763	61,576
Debentures payable	31,727	31,951
Lease liabilities	182,765	-
Provisions	43,256	42,800
Deferred tax liabilities	6,520	5,948
Other non-current liabilities	27,716	27,276
Total non-current liabilities	355,747	169,551
Total liabilities	931,351	734,649
Shareholders’ equity:
Share capital	121,071	121,071
Capital reserve	119,192	119,192
Other comprehensive income	(930)	(6,774)
Specific reserve	2,397	1,706
Surplus reserves	203,678	203,678
Retained earnings	294,245	279,482
Total equity attributable to shareholders of the Company	739,653	718,355
Minority interests	142,441	139,304
Total shareholders’ equity	882,094	857,659
Total liabilities and shareholders’ equity	1,813,445	1,592,308

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer

Balance Sheet
as at 31 March 2019
Prepared by: China Petroleum & Chemical Corporation

RMB million, unaudited
Items	At 31 March 2019	At 31 December 2018
Current assets：
Cash at bank and on hand	72,019	82,879
Financial assets held for trading	14,500	22,500
Bills receivable and accounts receivable	37,788	30,145
Prepayments	3,541	2,488
Other receivables	54,463	57,432
Inventories	50,273	45,825
Other current assets	17,174	15,835
Total current assets	249,758	257,104
Non-current assets：
Long-term equity investments	290,891	289,207
Other equity instrument investments	395	395
Fixed assets	294,743	302,082
Construction in progress	50,708	51,598
Right-of-use assets	118,892	-
Intangible assets	8,492	8,571
Long-term deferred expenses	2,492	2,480
Deferred tax assets	9,634	11,021
Other non-current assets	7,591	9,145
Total non-current assets	783,838	674,499
Total assets	1,033,596	931,603
Current liabilities：
Short-term loans	22,701	3,961
Derivative financial liabilties	-	967
Bills payable and accounts payable	85,760	84,418
Contract liabilities	4,239	4,230
Employee benefits payable	4,245	4,294
Taxes payable	23,681	54,764
Other payables	107,667	119,514
Non-current liabilities due within one year	25,941	16,729
Total current liabilities	274,234	288,877
Non-current liabilities：
Long-term loans	47,161	48,104
Debentures payable	20,000	20,000
Lease liabilities	111,260	-
Provisions	33,422	33,094
Other non-current liabilities	4,311	4,332
Total non-current liabilities	216,154	105,530

RMB million, unaudited
Items	At 31 March 2019	At 31 December 2018
Total liabilities	490,388	394,407
Shareholders’ equity：
Share capital	121,071	121,071
Capital reserve	68,801	68,795
Other comprehensive income	332	(485)
Specific reserve	1,309	989
Surplus reserves	203,678	203,678
Retained earnings	148,017	143,148
Total shareholders’ equity	543,208	537,196
Total liabilities and shareholders’ equity	1,033,596	931,603

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer

Consolidated Income Statement
for the three-month periods ended 31 March 2019
Prepared by: China Petroleum & Chemical Corporation
RMB million, unaudited
Items	Three-month periods ended 31 March 2019	Three-month periods ended 31 March 2018
I. Operating income	717,579	621,251
II. Total Operating costs	693,152	594,063
Including: Operating costs	596,412	501,278
Taxes and surcharges	60,459	57,719
Selling and distribution expenses	14,748	13,688
General and administrative expenses	15,485	16,708
Research and development costs	1,292	1,998
Financial expenses	2,330	455
Exploration expenses, including dry holes	2,543	2,230
Impairment losses	(136)	(13)
Credit impairment losses	19	-
Add: Other income	761	594
Investment income	1,285	3,355
(Losses)/gains from changes in fair value	(2,226)	126
Asset disposal (expense)/income	(64)	227
III. Operating profit	24,183	31,490
Add: Non-operating income	243	378
Less: Non-operating expenses	416	353
IV. Profit before taxation	24,010	31,515
Less: Income tax expense	5,539	6,993
V. Net profit	18,471	24,522
Classification by going concern:
(i) Continuous operating net profit	18,471	24,522
(ii) Termination of net profit	-	-
Classification by ownership:
(i) Equity shareholders of the Company	14,763	18,770
(ii) Minority interests	3,708	5,752

Items	Three-month periods ended 31 March 2019	Three-month periods ended 31 March 2018
VI. Other comprehensive income	3,759	(1,485)
Items that may not be reclassified subsequently to profit or loss:	1	-
Changes in fair value of other equity instrument investments	1	-
Items that may be reclassified subsequently to profit or loss:	3,758	(1,485)
Other comprehensive income that can be converted into profit or loss under the equity method	66	148
Cash flow hedges reserve	4,853	785
Foreign currency translation differences	(1,161)	(2,418)
VII. Total comprehensive income	22,230	23,037
Attributable to:
Equity shareholders of the Company	19,029	17,990
Minority interests	3,201	5,047
VIII. Earnings per share:
(i) Basic earnings per share (RMB/Share)	0.122	0.155
(ii) Diluted earnings per share (RMB/Share)	0.122	0.155

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer

Income Statement
for the three-month periods ended 31 March 2019
Prepared by: China Petroleum & Chemical Corporation
RMB million, unaudited
Items	Three-month periods ended 31 March 2019	Three-month periods ended 31 March 2018
I.Operating income	249,978	241,136
Less: Operating costs	191,844	184,696
Taxes and surcharges	40,952	40,067
Selling and distribution expenses	754	693
General and administrative expenses	7,612	8,585
Research and development costs	1,197	1,782
Financial expenses	1,635	1,008
Exploration expenses, including dry holes	2,429	2,213
Impairment losses	-	4
Credit impairment losses	(5)	-
Add: Other income	631	300
Investment income	1,777	2,931
Gains/(losses) from changes in fair value	20	(18)
Asset disposal (expense)/income	(1)	237
II. Operating profit	5,987	5,538
Add: Non-operating income	34	122
Less: Non-operating expenses	147	155
III. Profit before taxation	5,874	5,505
Less: Income tax expense	1,003	791
IV. Net profit	4,871	4,714
(i) Continuous operating net profit	4,871	4,714
(ii) Termination of net profit	-	-
V. Other comprehensive income	817	(53)
Items that may be reclassified subsequently to profit or loss	817	(53)
Other comprehensive loss that can be converted into profit or loss under the equity method	(33)	(53)
Cash flow hedges	850	-
VI. Total comprehensive income	5,688	4,661

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer

Consolidated Cash Flow Statement
for the three-month periods ended 31 March 2019
Prepared by: China Petroleum & Chemical Corporation

RMB million, unaudited
Items	Three-month periods ended 31 March 2019	Three-month periods ended 31 March 2018
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	760,693	707,017
Refund of taxes and levies	760	593
Other cash received relating to operating activities	31,379	16,695
Sub-total of cash inflows	792,832	724,305
Cash paid for goods and services	(625,310)	(561,416)
Cash paid to and for employees	(17,224)	(16,056)
Payments of taxes and levies	(125,101)	(109,547)
Other cash paid relating to operating activities	(39,806)	(25,234)
Sub-total of cash outflows	(807,441)	(712,253)
Net cash flow from operating activities	(14,609)	12,052
II.Cash flows from investing activities:
Cash received from disposal of investments	9,636	13,342
Cash received from returns on investments	1,288	674
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	24	-
Other cash received relating to investing activities	13,165	21,325
Sub-total of cash inflows	24,113	35,341
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(23,514)	(17,901)
Cash paid for acquisition of investments	(1,793)	(2,241)
Net cash paid for the acquisition of subsidiaries and other business entities	-	(3,188)
Other cash paid relating to investing activities	(24,388)	(13,499)
Sub-total of cash outflows	(49,695)	(36,829)
Net cash flow from investing activities	(25,582)	(1,488)
III.Cash flows from financing activities:
Cash received from capital contributions	94	70
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	94	70

Items	Three-month periods ended 31 March 2019	Three-month periods ended 31 March 2018
Cash received from borrowings	149,622	126,432
Other cash received relating to financing activities	190	-
Sub-total of cash inflows	149,906	126,502
Cash repayments of borrowings	(118,511)	(118,865)
Cash paid for dividends, profits distribution or interest	(1,396)	(1,173)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(235)	(390)
Other cash paid relating to financing activities	(630)	(3)
Sub-total of cash outflows	(120,537)	(120,041)
Net cash flow from financing activities	29,369	6,461
IV. Effects of changes in foreign exchange rate	(340)	(455)
V. Net (decrease)/increase in cash and cash equivalents	(11,162)	16,570
Add：Initial balance of cash and cash equivalents	111,922	113,218
VI. Ending balance of cash and cash equivalents	100,760	129,788

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer

Cash Flow Statement
for the three-month periods ended 31 March 2019
Prepared by: China Petroleum & Chemical Corporation

RMB million, unaudited
Items	Three-month periods ended 31 March 2019	Three-month periods ended 31 March 2018
I.Cash flows from operating activities:
Cash received from sale of goods and rendering of services	280,152	285,228
Refund of taxes and levies	519	445
Other cash received relating to operating activities	757	6,926
Sub-total of cash inflows	281,428	292,599
Cash paid for goods and services	(208,261)	(192,802)
Cash paid to and for employees	(9,274)	(8,515)
Payments of taxes and levies	(76,898)	(75,254)
Other cash paid relating to operating activities	(2,939)	(31,161)
Sub-total of cash outflows	(297,372)	(307,732)
Net cash flow from operating activities	(15,944)	(15,133)
II.Cash flows from investing activities:
Cash received from disposal of investments	9,285	15,319
Cash received from returns on investments	1,270	2,116
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	3	289
Other cash received relating to investing activities	9,933	12,428
Sub-total of cash inflows	20,491	30,152
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(7,459)	(8,098)
Cash paid for acquisition of investments	(1,376)	(2,316)
Other cash paid relating to investing activities	(10,800)	-
Sub-total of cash outflows	(19,635)	(10,414)
Net cash flow from investing activities	856	19,738
III.Cash flows from financing activities:
Cash received from borrowings	39,186	25,723
Sub-total of cash inflows	39,186	25,723
Cash repayments of borrowings	(35,016)	(18,654)
Cash paid for dividends or interest	(1,476)	(1,161)
Other cash paid relating to financing activities	(266)	-
Sub-total of cash outflows	(36,758)	(19,815)
Net cash flow from financing activities	2,428	5,908
IV. Effects of changes in foreign exchange rate	-	-
V. Net (decrease)/increase in cash and cash equivalents	(12,660)	10,513
Add：Initial balance of cash and cash equivalents	59,120	72,309
VI. Ending balance of cash and cash equivalents	46,460	82,822

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer

Segement Reporting
for the three-month periods ended 31 March 2019
Prepared by: China Petroleum & Chemical Corporation
RMB million, unaudited
Items	Three-month periods ended 31 March 2019	Three-month periods ended 31 March 2018
Income from principal operations
Exploration and production
External sales	29,367	20,933
Inter–segment sales	22,089	20,269
Subtotal	51,456	41,202
Refining
External sales	34,002	33,933
Inter–segment sales	255,752	252,897
Subtotal	289,754	286,830
Marketing and distribution
External sales	321,636	310,117
Inter–segment sales	965	1,176
Subtotal	322,601	311,293
Chemicals
External sales	110,990	104,780
Inter–segment sales	17,121	15,980
Subtotal	128,111	120,760
Corporate and others
External sales	205,504	135,500
Inter–segment sales	154,677	131,516
Subtotal	360,181	267,016
Elimination of inter–segment sales	(450,604)	(421,838)
Consolidated income from principal operations	701,499	605,263
Income from other operations
Exploration and production	1,821	1,742
Refining	1,251	1,125
Marketing and distribution	8,850	8,892
Chemicals	3,733	3,738

Items	Three-month periods ended 31 March 2019	Three-month periods ended 31 March 2018
Corporate and others	425	491
Consolidated income from other operations	16,080	15,988
Consolidated operating income	717,579	621,251
Operating profit/(loss)
By segment
Exploration and production	1,581	(573)
Refining	11,481	18,549
Marketing and distribution	7,990	8,646
Chemicals	6,827	8,090
Corporate and others	(582)	(1,069)
Elimination	(540)	(6,000)
Total segment operating profit	26,757	27,643
Investment income
Exploration and production	777	337
Refining	(394)	226
Marketing and distribution	215	646
Chemicals	1,047	1,490
Corporate and others	(360)	656
Total segment investment income	1,285	3,355
Financial expenses	(2,330)	(455)
(Loss)/gain from changes in fair value	(2,226)	126
Loss from asset disposal	(64)	227
Other income	761	594
Operating profit	24,183	31,490
Add: Non-operating income	243	378
Less: Non-operating expenses	416	353
Profit before taxation	24,010	31,515

4.2	Quarterly financial statements prepared under International Financial Reporting Standards (“IFRS”)

Consolidated Income Statement
for the three-month periods ended 31 March 2019
Prepared by: China Petroleum & Chemical Corporation
RMB million, unaudited
Items	Three-month periods ended 31 March 2019	Three-month periods ended 31 March 2018
Turnover and other operating revenues
Turnover	701,499	605,263
Other operating revenues	16,080	15,988
Subtotal	717,579	621,251
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(572,138)	(474,389)
Selling, general and administrative expenses	(11,575)	(16,708)
Depreciation, depletion and amortization	(25,998)	(25,111)
Exploration expenses, including dry holes	(2,543)	(2,230)
Personnel expenses	(17,361)	(16,861)
Taxes other than income tax	(60,459)	(57,719)
Other operating (expense)/income, net	(2,664)	985
Total operating expenses	(692,738)	(592,033)
Operating profit	24,841	29,218
Finance costs
Interest expense	(4,301)	(1,989)
Interest income	1,924	1,288
Foreign currency exchange income, net	47	246
Net finance costs	(2,330)	(455)
Investment income	55	217
Share of profits less losses from associates and joint ventures	2,232	3,140
Profit before taxation	24,798	32,120
Income tax expense	(5,539)	(6,993)
Profit for the period	19,259	25,127
Attributable to：
Owners of the Company	15,468	19,306
Non-controlling interests	3,791	5,821
Profit for the period	19,259	25,127
Earnings per share
Basic earnings per share (RMB)	0.128	0.159
Diluted earnings per share (RMB)	0.128	0.159

Consolidated Statement of Comprehensive Income
for the three-month periods ended 31 March 2019
Prepared by: China Petroleum & Chemical Corporation
RMB million, unaudited
Items	Three-month periods ended 31 March 2019	Three-month periods ended 31 March 2018
Profit for the period	19,259	25,127
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss (net of tax and after reclassification adjustments):
Financial assets at fair value through other comprehensive income	1	-
Total items that maynot be reclassifled subsequently to profit or loss	1	-
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive income of associates and joint ventures	66	148
Cash flow hedges	4,853	785
Foreign currency translation differences	(1,161)	(2,418)
Total items that may be reclassified subsequently to profit or loss	3,758	(1,485)
Total other comprehensive income	3,759	(1,485)
Total comprehensive income	23,018	23,642
Attributable to:
Shareholders of the Company	19,734	18,526
Non–controlling interests	3,284	5,116
Total comprehensive income	23,018	23,642

Consolidated Balance Sheet
as at 31 March 2019
Prepared by: China Petroleum & Chemical Corporation
RMB million, unaudited
Items	At 31 March 2019	At 31 December 2018
Non-current assets：
Property, plant and equipment, net	605,380	617,762
Construction in progress	138,584	136,963
Right-of-use assets	206,743	-
Goodwill	8,657	8,676
Interest in associates	90,332	89,537
Interest in joint ventures	57,139	56,184
Financial assets at fair value through other comprehensive income	1,447	1,450
Deferred tax assets	19,451	21,694
Lease prepayments	64,220	64,514
Long-term prepayments and other non-current assets	82,379	91,408
Total non-current assets	1,274,332	1,088,188
Current assets:
Cash and cash equivalents	100,760	111,922
Time deposits with financial institutions	67,626	55,093
Financial assets at fair value through profit and loss	16,872	25,732
Derivatives financial assets	4,977	7,887
Trade accounts receivable and bills receivable	80,464	64,879
Inventories	219,830	184,584
Prepaid expenses and other current assets	48,584	54,023
Total current assets	539,113	504,120
Current liabilities：
Short-term debts	50,694	29,462
Loans from Sinopec Group Company and fellow subsidiaries	38,661	31,665
Derivatives financial liabilities	3,078	13,571
Trade accounts payable and bills payable	218,170	192,757
Contract liabilities	129,199	124,793
Other payables	131,929	166,151
Income tax payable	3,873	6,699
Total current liabilities	575,604	565,098
Net current liabilities	36,491	60,978
Total assets less current liabilities	1,237,841	1,027,210
Non-current liabilities：
Long-term debts	52,631	51,011

Items	At 31 March 2019	At 31 December 2018
Loans from Sinopec Group Company and fellow subsidiaries	42,859	42,516
Deferred tax liabilities	6,520	5,948
Provisions	43,256	42,800
Lease liabilities	182,765	-
Other non-current liabilities	28,827	28,400
Total non-current liabilities	356,858	170,675
Total net assets	880,983	856,535
Equity：
Share capital	121,071	121,071
Reserves	617,507	596,213
Total equity attributable to owners of the Company	738,578	717,284
Non-controlling interests	142,405	139,251
Total equity	880,983	856,535

Consolidated Statement of Cash Flows
for the three-month periods ended 31 March 2019
Prepared by: China Petroleum & Chemical Corporation
RMB million, unaudited
Items	Three-month periods ended 31 March 2019	Three-month periods ended 31 March 2018
Net cash generated from operating activities(a)	(14,609)	12,052
Investing activities
Capital expenditure	(21,855)	(17,294)
Exploratory wells expenditure	(1,659)	(607)
Purchase of investments, investments in associates and investments in joint ventures	(1,793)	(2,241)
Payment for acquisition of subsidiary, net of cash acquired	-	(3,188)
Proceeds from disposal of investments and investments in associates, net	9,636	13,342
Proceeds from disposal of property, plant, equipment and other non-current assets	24	-
Increase in time deposits with maturities over three months	(24,388)	(13,445)
Decrease in time deposits with maturities over three months	11,855	21,379
Interest received	1,310	(108)
Investment and dividend income received	1,288	674
Net cash used in investing activities	(25,582)	(1,488)
Financing activities
Proceeds from bank and other loans	149,622	126,432
Repayments of bank and other loans	(118,511)	(118,865)
Contributions to subsidiaries from non-controlling interests	94	70
Distributions by subsidiaries to non-controlling interests	(319)	(390)
Interest paid	(1,077)	(783)
Cash payments for the principal portion of the lease liability	(440)	-
Finance lease payment	-	(3)
Net cash used in financing activities	29,369	6,461
Net (decrease)/increase in cash and cash equivalents	(10,822)	17,025
Cash and cash equivalents at 1 January	111,922	113,218
Effect of foreign currency exchange rate changes	(340)	(455)
Cash and cash equivalents at 31 March	100,760	129,788

Note to consolidated statement of Cash Flows
for the three-month periods ended 31 March 2019
Prepared by: China Petroleum & Chemical Corporation
RMB million, unaudited
(a)	Reconciliation of profit before taxation to net cash generated from operating activities
Items	Three-month periods ended 31 March 2019	Three-month periods ended 31 March 2018
Operating activities
Profit before taxation	24,798	32,120
Adjustments for:
Depreciation, depletion and amortization	25,998	26,336
Dry hole costs written off	1,836	1,974
Share of profits from associates and joint ventures	(2,232)	(3,140)
Investment income	(55)	(217)
Interest income	(1,924)	(1,288)
Interest expense	4,301	1,989
Loss/(gain) on foreign currency exchange rate changes and derivative financial instruments	1,295	(604)
Loss on disposal of property, plant, equipment and other non-current assets, net	85	-
Impairment reversal on assets	(136)	(13)
Credit impairment losses	19	-
Operating profit before change of operating capital	53,985	57,157
Net change
Accounts receivable and other current assets	(7,199)	7,815
Increase of inventories	(30,127)	(4,630)
Accounts payable and other current liabilities	(24,314)	(39,182)
Subtotal	(7,655)	21,160
Income tax paid	(6,954)	(9,108)
Net cash generated from operating activities	(14,609)	12,052

Segment Reporting
for the three-month periods ended 31 March 2019
Prepared by: China Petroleum & Chemical Corporation
RMB million, unaudited
Items	Three-month periods ended 31 March 2019	Three-month periods ended 31 March 2018
Turnover
Exploration and production
External sales	29,367	20,933
Inter-segment sales	22,089	20,269
Subtotal	51,456	41,202
Refining
External sales	34,002	33,933
Inter-segment sales	255,752	252,897
Subtotal	289,754	286,830
Marketing and distribution
External sales	321,636	310,117
Inter-segment sales	965	1,176
Subtotal	322,601	311,293
Chemicals
External sales	110,990	104,780
Inter-segment sales	17,121	15,980
Subtotal	128,111	120,760
Corporate and others
External sales	205,504	135,500
Inter-segment sales	154,677	131,516
Subtotal	360,181	267,016
Elimination of inter-segment sales	(450,604)	(421,838)
Turnover	701,499	605,263
Other operating revenues
Exploration and production	1,821	1,742
Refining	1,251	1,125
Marketing and distribution	8,850	8,892
Chemicals	3,733	3,738
Corporate and others	425	491
Other operating revenues	16,080	15,988
Turnover and other operating revenues	717,579	621,251
Result
Operating (loss)/profit
By segment
Exploration and production	2,143	(318)
Refining	11,963	19,007
Marketing and distribution	7,866	8,925

Items	Three-month periods ended 31 March 2019	Three-month periods ended 31 March 2018
Chemicals	6,953	8,452
Corporate and others	(3,544)	(848)
Elimination	(540)	(6,000)
Total segment operating profit	24,841	29,218
Share of profits from associates and joint ventures
Exploration and production	777	276
Refining	(404)	223
Marketing and distribution	247	641
Chemicals	1,061	1,495
Corporate and others	551	505
Aggregate share of profits from associates and joint ventures	2,232	3,140
Investment income/(losses)
Exploration and production	(1)	61
Refining	10	3
Marketing and distribution	45	8
Chemicals	1	(6)
Corporate and others	-	151
Aggregate investment income	55	217
Net finance costs	(2,330)	(455)
Profit before taxation	24,798	32,120

4.3	Differences between Consolidated Financial Statements prepared in accordance with the accounting policies complying with CASs and IFRS (unaudited)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	Government Grants

Under CASs, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)	Safety Production Fund

Under CASs, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under CASs and the profit for the period under IFRS are analysed as follows:

Prepared by: China Petroleum & Chemical Corporation

RMB million, unaudited
Items	Three-month periods ended 31 March 2019	Three-month periods ended 31 March 2018
Net profit under CASs	18,471	24,522
Adjustments:
Government grants (i)	13	14
Safety production fund (ii)	775	591

Profit for the period under IFRS	19,259	25,127

Effects of major differences between the shareholders’ equity under CASs and the total equity under IFRS are analysed as follows:

RMB million, unaudited
Items	At 31 March 2019	At 31 December 2018
Shareholders’ equity under CASs	882,094	857,659
Adjustments:
Government grants(i)	(1,111)	(1,124)
Total equity under IFRS	880,983	856,535

4.4
Adjustments to financial statements related items due to initial implementation of the New Financial Instruments Standards, New Income Standards, New Lease Standards at the beginning of the year is as below:

Consolidated Balance Sheet
RMB million

Items	At 31 December 2018	At 1 January 2019	Adjustment
Current assets:
Cash at bank and on hand	167,015	167,015
Financial assets held for trading	25,732	25,732
Derivative financial assets	7,887	7,887
Bills receivable and accounts receivable	64,879	64,879
Prepayments	5,937	5,171	(766)
Other receivables	25,312	25,312
Inventories	184,584	184,584
Other current assets	22,774	22,774
Total current assets	504,120	503,354	(766)
Non-current assets:
Long-term equity investments	145,721	145,721
Other equity instrument investments	1,450	1,450
Fixed assets	617,812	617,812
Construction in progress	136,963	136,963
Right-of-use assets	-	207,455	207,455
Intangible assets	103,855	103,855
Goodwill	8,676	8,676
Long-term deferred expenses	15,659	7,534	(8,125)
Deferred tax assets	21,694	21,694
Other non-current assets	36,358	36,358

Items	At 31 December 2018	At 1 January 2019	Adjustment
Total non-current assets	1,088,188	1,287,518	199,330
Total assets	1,592,308	1,790,872	198,564
Current liability:
Short-term loans	44,692	44,692
Derivative financial liabilties	13,571	13,571
Bills payable and accounts payable	192,757	192,757
Contract liabilities	124,793	124,793
Employee benefits payable	7,312	7,312
Taxes payable	87,060	87,060
Other payables	77,463	77,463
Non-current liabilities due within one year	17,450	31,344	13,894
Total current liabilities	565,098	578,992	13,894
Non-current liabilities:
Long-term loans	61,576	61,576
Debentures payable	31,951	31,951
Lease liabilities	-	184,670	184,670
Provisions	42,800	42,800
Deferred tax liabilities	5,948	5,948
Other non-current liabilities	27,276	27,276
Total non-current liabilities	169,551	354,221	184,670
Total liabilities	734,649	933,213	198,564
Shareholders’ equity:
Share capital	121,071	121,071
Capital reserve	119,192	119,192
Other comprehensive income	(6,774)	(6,774)
Specific reserve	1,706	1,706
Surplus reserves	203,678	203,678
Retained earnings	279,482	279,482
Total equity attributable to shareholders of the Company	718,355	718,355
Minority interests	139,304	139,304
Total shareholders’ equity	857,659	857,659
Total liabilities and shareholders’ equity	1,592,308	1,790,872	198,564

Balance Sheet
RMB million

Items	At 31 December 2018	At 1 January 2019	Adjustment
Current assets：
Cash at bank and on hand	82,879	82,879
Financial assets held for trading	22,500	22,500
Bills receivable and accounts receivable	30,145	30,145
Prepayments	2,488	2,488
Other receivables	57,432	57,432
Inventories	45,825	45,825
Other current assets	15,835	15,835
Total current assets	257,104	257,104
Non-current assets：
Long-term equity investments	289,207	289,207
Other equity instrument investments	395	395
Fixed assets	302,082	302,082
Construction in progress	51,598	51,598
Right-of-use assets	-	119,776	119,776
Intangible assets	8,571	8,571
Long-term deferred expenses	2,480	2,480
Deferred tax assets	11,021	11,021
Other non-current assets	9,145	9,145
Total non-current assets	674,499	794,275	119,776
Total assets	931,603	1,051,379	119,776
Current liabilities：
Short-term loans	3,961	3,961
Derivative financial liabilties	967	967
Bills payable and accounts payable	84,418	84,418
Contract liabilities	4,230	4,230
Employee benefits payable	4,294	4,294
Taxes payable	54,764	54,764
Other payables	119,514	119,514
Non-current liabilities due within one year	16,729	24,183	7,454
Total current liabilities	288,877	296,331	7,454
Non-current liabilities：
Long-term loans	48,104	48,104
Debentures payable	20,000	20,000
Lease liabilities	-	112,322	112,322
Provisions	33,094	33,094

Items	At 31 December 2018	At 1 January 2019	Adjustment
Other non-current liabilities	4,332	4,332
Total non-current liabilities	105,530	217,852	112,322
Total liabilities	394,407	514,183	119,776
Shareholders’ equity：
Share capital	121,071	121,071
Capital reserve	68,795	68,795
Other comprehensive income	(485)	(485)
Specific reserve	989	989
Surplus reserves	203,678	203,678
Retained earnings	143,148	143,148
Total shareholders’ equity	537,196	537,196
Total liabilities and shareholders’ equity	931,603	1,051,379	119,776

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

CONNECTED TRANSACTION
CAPITAL INCREASE AND DEEMED DISPOSAL

CAPITAL INCREASE

The Board is pleased to announce that on 29 April 2019, the Company entered into the Sinopec-SK Capital Increase Agreement with Sinopec Asset, SKGC and Sinopec-SK, respectively, to agree upon the Capital Increase in Sinopec-SK. Pursuant to the Sinopec-SK Capital Increase Agreement, (i) the Company shall contribute the Capital Increase Assets of Sinopec equivalent to RMB549.0 million to Sinopec-SK, of which to subscribe for the newly increased registered capital of Sinopec-SK of RMB168.37 million and the remaining part shall be included in the capital reserve of Sinopec-SK, (ii) Sinopec Asset shall contribute the Capital Increase Assets of Sinopec Asset equivalent to RMB1.5022 billion to Sinopec-SK, of which to subscribe for the newly increased registered capital of Sinopec-SK of RMB431.58 million and the remaining part shall be included in the capital reserve of Sinopec-SK, and (iii) SKGC shall contribute cash in RMB1.1045 billion or equivalent USD to Sinopec-SK, of which to subscribe for the newly increased registered capital of Sinopec-SK of RMB323.05 million and the remaining part shall be included in the capital reserve of Sinopec-SK. Upon Completion of the Capital Increase, the registered capital of Sinopec-SK will increase to RMB7.1930 billion from RMB6.27 billion, in which the Company’s shareholding will be reduced from 65% to 59%, Sinopec Asset's shareholding will increase to 6% from 0%, and SKGC's shareholding will remain unchanged at 35%. On the same date, the Company, Sinopec Asset and SKGC also entered into the Sinopec-SK Joint Venture Contract and entered into the Sinopec-SK Articles with Sinopec-SK.

LISTING RULES IMPLICATIONS

As at the date of this announcement, China Petrochemical Corporation is the controlling shareholder of the Company. As Sinopec Asset is a subsidiary of China Petrochemical Corporation, pursuant to Chapter 14A of the Listing Rules, Sinopec Asset is an associate of China Petrochemical Corporation and thus constitutes a connected person of the Company. As the Capital Increase constitutes deemed disposal of the Company under Rule 14.29 of the Listing Rules, accordingly, the Capital Increase constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the Capital Increase exceeds 0.1% but is less than 5%, the Capital Increase is subject to the reporting and announcement requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

INTRODUCTION

The Board is pleased to announce that on 29 April 2019, the Company entered into the Sinopec-SK Capital Increase Agreement with Sinopec Asset, SKGC and Sinopec-SK, respectively, to agree upon the Capital Increase in Sinopec-SK. Upon Completion of the Capital Increase, the Company’s shareholding will be reduced from 65% to 59%, Sinopec Asset's shareholding will increase to 6% from 0%, and SKGC's shareholding will remain unchanged at 35%. On the same date, the Company, Sinopec Asset and SKGC also entered into the Sinopec-SK Joint Venture Contract and entered into the Sinopec-SK Articles with Sinopec-SK.

On the same date, the Company entered into the Asset Transfer Agreement with Sinopec-SK, where the Company agreed to dispose the Transferred Assets to Sinopec-SK. The Asset Transfer Agreement is a transaction within the Group and does not constitute a transaction under Chapter 14 or Chapter 14A of the Listing Rules.

In respect of the Capital Increase, Sinopec Asset has made capital contribution to Sinopec-SK and the Company does not exercise the relevant pre-emptive rights, which constitutes a connected transaction between the Company and China Petrochemical Corporation pursuant to the Rules Governing the Listing of Stocks on Shanghai Stock Exchange but does not reach the minimum disclosure threshold pursuant to Chapter X of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange and also there is no need to be submitted to the Company's general meeting for shareholders' approval. In respect of the disposal of Transfer Assets from the Company to Sinopec-SK, as it is a transaction between the Company and its consolidated subsidiary, the transaction is exempted from disclosure procedure pursuant to Chapter IX of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

PRINCIPAL TERMS OF THE SINOPEC-SK CAPITAL INCREASE AGREEMENT

Date: 29 April 2019

Parties:
(1)	the Company
(2)	Sinopec Asset
(3)	SKGC; and
(4)	Sinopec-SK
(collectively, the “Parties”)

Amount of increase in capital and registered capital
The Parties agreed upon the increase of the registered capital of Sinopec-SK to RMB7.1930 billion from RMB6.27 billion. (i) The Company shall contribute the Capital Increase Assets of Sinopec equivalent to RMB549.0 million to Sinopec-SK, of which to subscribe for the newly increased registered capital of Sinopec-SK of RMB168.37 million and the remaining part shall be included in the capital reserve of Sinopec-SK, (ii) Sinopec Asset shall contribute the Capital Increase Assets of Sinopec Asset equivalent to RMB1.5022 billion to Sinopec-SK, of which to subscribe for the newly increased registered capital of Sinopec-SK of RMB431.58 million and the remaining part shall be included in the capital reserve of Sinopec-SK, and (iii) SKGC shall contribute cash in RMB1.1045 billion or equivalent USD to Sinopec-SK, of which to subscribe for the newly increased registered capital of Sinopec-SK of RMB323.05 million and the remaining part shall be included in the capital reserve of Sinopec-SK.

After the issuance of the New Business License, the percentage of each Party’s contribution to the registered capital of Sinopec-SK is as follows:
No.	Shareholder	Subscribed Registered Capital (RMB)	Contribution Percentage (%)
1	Company	4,243,870,000.00	59
2	Sinopec Asset	431,580,000.00	6
3	SKGC	2,517,550,000.00	35
Total	/	7,193,000,000.00	100

Basis for the Capital Increase amount
The amounts of the Capital Increase to be made by the Parties were determined after arm’s length negotiations among the Parties to the Capital Increase Agreement with reference to (i) the valuation results of the net assets of Sinopec-SK prepared by the Valuer using the income approach as of the Valuation Date, and (ii) the production, operation and financial position and the future planning for development of Sinopec-SK. Pursuant to the valuation results as of 30 April 2018, being the Valuation Date, prepared by the Valuer using the income approach, the appraised value of the net assets of Sinopec-SK is RMB21.438 billion.

The values of Capital Increase Assets were determined based on the appraised value of the net assets of the Capital Increase Assets as of the Valuation Date prepared by the Valuer using the asset-based approach.

Handover of Capital Increase Assets and Payment of Capital Increase Amount of SKGC
The Company shall hand over the Capital Increase Assets of Sinopec (the “Handover of the Capital Increase Assets of Sinopec”) and Sinopec Asset shall hand over the Capital Increase Assets of Sinopec Asset (the “Handover of the Capital Increase Assets of Sinopec Asset”) to Sinopec-SK within thirty (30) days after the issuance of the New Business License following the full satisfaction or waiver by relevant Party of all Conditions. The Handover of the Capital Increase Assets of Sinopec and the Handover of the Capital Increase Assets of Sinopec Asset shall be completed on the same day as the handover of the Transferred Assets, and such day shall be referred to as the “Asset Handover Date”;
1)
On the Asset Handover Date, the Company and Sinopec Asset shall deliver the Capital Increase Assets of Sinopec, the Capital Increase Assets of Sinopec Asset and all relevant materials to Sinopec-SK on a lump-sum basis;

2)
On the Asset Handover Date, the Company shall deliver the Transferred Assets and all relevant materials to Sinopec-SK on a lump-sum basis in accordance with the provisions of the Asset Transfer Agreement; and

3)
Sinopec-SK and the Company, Sinopec-SK and Sinopec Asset shall make an inventory of and confirm the Capital Increase Assets of Sinopec, the Transferred Assets and the Capital Increase Assets of Sinopec Asset, respectively. Upon inventory and confirmation, the authorised representatives designated by the Company, Sinopec Asset and Sinopec-SK (the authorised representatives of Sinopec-SK shall include at least one employee appointed by SKGC) shall jointly execute the confirmation letter of Handover of the Capital Increase Assets of Sinopec and the Transferred Assets, and the confirmation letter of Handover of the Capital Increase Assets of Sinopec Asset.

Since the Asset Handover Date, all rights and obligations and risks of damage and loss associated with the Capital Increase Assets shall be deemed to have been transferred from the Company and Sinopec Asset to Sinopec-SK and Sinopec-SK shall have full rights to occupy, use, receive proceeds from and dispose of such assets. SKGC shall pay the Capital Increase Amount of SKGC to Sinopec-SK on a lump-sum basis within thirty (30) days after the issuance of the New Business License following the full satisfaction or waiver by relevant Party of all Conditions. If SKGC makes payment in cash in USD, the USD: RMB exchange rate shall be the USD: RMB base exchange rate (central parity rate) published by the People’s Bank of China on the day when SKGC makes capital contribution in accordance with Sinopec-SK Capital Increase Agreement. The day on which the Capital Increase Amount of SKGC is paid shall be referred to as the “Payment Date of the Capital Increase Amount of SKGC”.

Conditions Precedent
Upon the satisfaction or due waiver by relevant Party of the following Conditions, the Company and Sinopec Asset shall handover the Capital Increase Assets to Sinopec-SK and SKGC shall pay the Capital Increase Amount of SKGC to Sinopec-SK:
1)	the Transaction Agreements shall have been duly executed by the relevant Parties;
2)	Sinopec-SK shall have obtained the New Business License;
3)	The Parties shall have obtained necessary prior consents, approval or permits of government authorities and third parties, if applicable, with respect to the Capital Increase;
4)
Each of the Company and Sinopec Asset shall have taken all necessary measures to ensure the change of the policyholder and beneficiary of the insurance covering its Capital Increase Assets to Sinopec-SK on the Asset Handover Date;

5)	The representations and warranties of the parties contained in Transaction Agreements shall have been true and accurate;
6)	The parties shall have performed in all material respects any agreements, covenants, conditions and obligations to be performed or complied with by them in accordance with the Transaction Agreements;
7)
No government authority shall have enacted, issued, promulgated, implemented or adopted any Law or Governmental Order which would render the Capital Increase illegal or otherwise restrict or prohibit the Capital Increase or the Asset Transfer; and

8)
Sinopec-SK shall have completed filing with Ministry of Commerce of the People's Republic of China and foreign exchange change registration and other approvals of or registration or filing with government authorities, if necessary, as required by the acceptance of the Capital Increase Amount of SKGC.

Undertakings after the Handover of Assets
The Company and Sinopec Asset respectively undertakes that after the Asset Handover Date, the Company shall complete the change of registrations of the land use rights and ownership of buildings and structures in the Capital Increase Assets of Sinopec within maximum five(5) years (“Sinopec Capital Contribution Registration Period”) and Sinopec Asset shall complete the change of registrations of the land use rights and ownership of buildings and structures in the Capital Increase Assets of Sinopec Asset within three(3) or five(5) years subject to the nature of the lands (“Sinopec Asset Capital Contribution Registration Period”);.

Capital Contribution Compensation
If the Company or Sinopec Asset has handed over to Sinopec-SK all the Capital Increase Assets of Sinopec or the Capital Increase Assets of Sinopec Asset, respectively, in accordance with the Sinopec-SK Capital Increase Agreement but fails to complete the change of registration in accordance with the agreement, the Company or Sinopec Asset shall pay to Sinopec-SK respectively within thirty(30) days upon the expiration of the Sinopec Capital

Contribution Registration Period or Sinopec Asset Capital Contribution Registration Period (or the extended period as agreed) the compensation in an amount equal to the value of the assets in the Capital Increase Assets of Sinopec or the Capital Increase Assets of Sinopec Asset, in respect of which the change of registration is not completed, as listed in the capital contribution certificate issued by Sinopec-SK. The Company and Sinopec-SK, or Sinopec Asset and Sinopec-SK shall enter into a lease agreement in form and substance satisfactory to the Parties with respect to Sinopec-SK’s use of those assets of the Company or Sinopec Asset whose change of registration is not completed.

Effectiveness and Completion
Sinopec-SK Capital Increase Agreement shall become effective upon the duly signing/sealing by the Parties or their duly authorised representatives.

The Asset Handover Date or the Payment Date of the Capital Increase Amount of SKGC (the latter one) shall be regarded as the completion date of the Capital Increase. However, the Completion of the Capital Increase does not mean that the Company and Sinopec Asset have fulfilled their capital contribution obligations.

PRINCIPAL TERMS OF THE SINOPEC-SK JOINT VENTURE CONTRACT

Date: 29 April 2019

Parties:
1)	the Company
2)	Sinopec Asset; and
3)	SKGC

Registered Capital and Total Amount of Investment
The total amount of investment of Sinopec-SK shall be increased from RMB18,630,000,000.00 to RMB21,579,000,000.00. The parties agree to increase the registered capital of Sinopec-SK from RMB6,270,000,000.00 to RMB7,193,000,000.00.

Assignment Transfer of Equity Interest of Sinopec-SK
Subject to the requirements under PRC laws (including regulations related to supervision of state-owned assets), no party shall assign all or part of its equity interest in Sinopec-SK without the prior written consent of the other two parties, whose consent shall not be withheld unreasonably. If at any time a party (the “Assigning Party”) desires to assign its equity interest in Sinopec-SK (“Equity Interest to Be Sold”), it shall notify the other two parties in writing setting forth its intent to assign, the purchase price offered by the potential purchaser (the “Potential Purchaser”), other major terms and conditions governing the assignment, and the name of such Potential Purchaser (“Disposal Notice”). The other two parties shall have a pre-emptive right to purchase the Equity Interest to Be Sold by serving a written notice (“Purchase Notice”) to the Assigning Party within thirty (30) days after receipt of the Disposal Notice setting forth its wish to purchase all the Equity Interest to Be Sold at (a) the purchase price set out in the Disposal Notice and preliminarily accepted by the Assigning Party, or (b) the price determined in accordance with the valuation procedure set forth in Sinopec-SK Joint Venture Contract.
(i)	If neither of the other two parties gives the Assigning Party the Purchase Notice pursuant to the Sinopec-SK Joint Venture Contract, it shall be deemed to have waived its pre-emptive right;
(ii)
In the event that only one of the other two parties serves the Purchase Notice, the party who serves the Purchase Notice shall purchase all the Equity Interest to Be Sold at the price chosen by it in the Purchase Notice;

(iii)
In the event that both of the other two parties serve the Purchase Notice to the Assigning Party but only one of them accepts the price set out in the Disposal Notice, then such party shall purchase all the Equity Interest to Be Sold at the price set out in the Disposal Notice;

(iv)
In the event that both of the other two parties serve the Purchase Notice to the Assigning Party but neither of them accepts the price set out in the Disposal Notice, then this party is entitled to nominate two (2) reputable accounting firms registered in the PRC and engaged in international businesses and notify the Assigning Party of such nominees. The Assigning Party shall select within fifteen (15) days of receipt of such nominee list from such party one (1) nominee to be the independent appraiser to appraise the fair market value of Sinopec-SK in accordance with PRC Laws (provided that in the event that SKGC is the party requesting the valuation, the independent appraiser shall be selected from the two accounting firms nominated by SKGC). All the costs relating to appraisement shall be shared equally among the Assigning Party and the parties which give the purchase notice but do not accept the price set forth in the Disposal Notice. That portion of the fair market value of Sinopec-SK that corresponds to the Equity Interest to Be Sold shall be the purchase price of the Equity Interest to Be Sold unless otherwise agreed by the parties.

During the joint venture term of Sinopec-SK, SKGC may make a request to the Company that SKGC or its designated affiliate shall purchase from the Company five percent (5%) of equity interest in Sinopec-SK, and the Company shall agree to proceed such assignment of equity interest in the manner provided in PRC laws (including regulations related to supervision of state-owned assets) to the extent permitted by PRC laws (including regulations related to supervision of state-owned assets).

Board of Directors
The board of Sinopec-SK shall be comprised of eight (8) directors.  Five (5) shall be appointed by the Company and Sinopec Asset and three (3) by SKGC. The board of directors of Sinopec-SK shall have one (1) chairman. So long as the Company and SKGC are the largest shareholder and the second largest shareholder of Sinopec-SK respectively, the chairman shall be appointed by the Company and the vice chairman shall be appointed by SKGC.

Distribution of Profits
Unless the board of Sinopec-SK unanimously decides otherwise, all after-tax profits (remaining after contributions to the reserve fund, the enterprise development fund and the bonus and welfare fund for employees) shall be distributed to the parties in proportion to their subscribed capital contribution.

Joint Venture Term
The initial joint venture term shall be thirty (30) years starting from the date on which the business license of Sinopec-SK is issued by the registration authority for the first time. (i.e. 28 October 2013)

PROFIT FORECASTS REGARDING THE VALUATION METHOD

Since the aforementioned asset valuation reports of Sinopec-SK were prepared by the Valuer using the income approach, the calculations of net assets valuation of Sinopec-SK as set out in the asset valuation reports are deemed as profit forecasts under Rule 14.61 of the Hong Kong Listing Rules. As such, the Company discloses details of the valuations in accordance with Rule 14.62 of the Hong Kong Listing Rules as follows.
Set out below are details of the principal assumptions:
(I)	General Assumptions
1.	Transaction Assumption
To assume that all the assets to be valued are already in the process of transaction, and the Valuer carries out the valuation based on a simulated market which involves the transaction conditions of the assets to be valued.
Transaction assumption is the most basic assumption for asset valuation.

2.	Open Market Assumption
To assume that the assets to be valued are traded or can be traded on the open market, and both of the parties to the transaction of the assets are in equal position and have enough opportunities and time to obtain market information so as to make reasonable and rational judgment on the functions, purpose and considerations of the assets. The open market assumption is based on the assumption that assets can be bought and sold on the market.

3.	Asset Continuous Use Assumption
Asset continuous use assumption refers to the confirmation of the valuation method, parameters and references base on the assets to be valued will continue to be used for current or revised purpose, by current or revised use method with the similar or revised size, frequency and in the similar or changed environment and other status.

(II)	Special Assumptions
1.	This valuation assumes that the future external economic environment remains unchanged as the Valuation Date and the current national macroeconomic conditions will not change significantly;

2.	There will be no significant change to the social economic environment of the enterprises or to any policies of tax and tax rate adopted by the enterprises.

3.	There will be no significant change to the national interest rate and exchange rate policies after the Valuation Date.

4.	The future management members of the enterprises will duly perform their duties and continue to carry out the operation and management in the same manner as currently adopted.

5.
The valuation of each asset shall be based on the actual quantity of such asset as at the Valuation Date, and the current market price of the asset to be valued shall be determined with reference to the effective prevailing market price where the asset is located as at the Valuation Date.

6.	Assuming the basic materials and financial materials provided by Sinopec-SK are true, accurate and complete.

7.
The valuation scope only includes the assets in the valuation declaration form provided by Sinopec-SK, without considering the possible assets or liabilities which may not be included in the valuation declaration form provided by Sinopec-SK.

8.	Assuming the cash inflow and outflow of Sinopec-SK after the Valuation Date are average cash inflows and cash outflows.

9.
Assuming Sinopec-SK will expand its ethylene production capacity to 1.1 million tons/year based on its existing 800,000 tons/year ethylene production capacity, by tapping potential and reforming, and its investment for the production expansion will be in place on time, and its production capacity will be increased on schedule.

10.	Adoption of the valuation parameters in this valuation did not consider the impact of inflation factors.

PricewaterhouseCoopers, the auditor of the Company, has reviewed the arithmetical accuracy of the calculations for the relevant forecasts under the revenue-based method, which do not involve the adoption of accounting policies, for the valuation. The Board has confirmed that the profit forecasts for net assets valuation of Sinopec-SK as set out in the valuation reports have been made after due and careful enquiry by the Board. The letters issued by PricewaterhouseCoopers and the Board are set out in Appendix I and Appendix II to this announcement, respectively. The qualification of the expert who has given its opinion or advice included in this announcement is set out below:

Name	Qualification	Date of conclusion or opinion
PricewaterhouseCoopers	Certified Public Accountant	29 April 2019

As at the date of this announcement, as far as the Directors are aware, the aforesaid expert was not beneficially interested in the share capital of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate others to subscribe for any shares, convertible securities, warrants, options or derivative securities which carry voting rights in any member of the Group.

The aforesaid expert has given and has not withdrawn its written consent to the publication of this announcement with the inclusion herein of its letter or report and/or references to its name.

INFORMATION ON SINOPEC-SK

Sinopec-SK, a limited liability company, was established on 28 October 2013 under the Laws of the PRC. Prior to the completion of the Capital Increase, the Company holds 65% of equity interest in Sinopec-SK, and SKGC holds 35% of equity interest in Sinopec-SK. Its principal business includes: the production, sales and R&D of ethylene plants and the downstream products of naphtha cracking ethylene project; the provision of technical services related to petrochemical products and relevant auxiliary activities to customers.

The table below sets out certain audited financial information of Sinopec-SK for the two financial years ended 31 December 2017 and 31 December 2018 prepared under the China Accounting Standards for Business Enterprises:

	For the year ended 31 December 2017	For the year ended 31 December 2018
	Unit: RMB	Unit: RMB
Revenue	16,139,133,804.55	17,133,907,427.94
Profit before income tax expense	3,642,978,560.99	2,504,584,417.16
Profit after income tax expense	2,733,042,368.87	1,879,165,018.66

As at 31 December 2018, the audited total assets of Sinopec-SK amount to RMB15,360,041,642.29, and the audited net assets of Sinopec-SK amount to RMB13,029,049,944.14 under the China Accounting Standards for Business Enterprises

Set out below is the shareholding structure of Sinopec-SK immediately before and after the Capital Increase:

Before the Capital Increase

After the Capital Increase

After the completion of the Capital Increase, Sinopec-SK will remain a subsidiary of the Company.

REASONS FOR AND BENEFITS OF THE CAPITAL INCREASE
The Capital Increase will help reduce the connected transactions between the Company and China Petrochemical Corporation and further improve the integrated operation level of the Company, so as to enhance the comprehensive competitiveness of the Company in its business locations, the overall capability of risk resistance and expand its regional influence.

OPINIONS OF THE DIRECTORS
As at the date of this announcement, except for the INEDs, all other Directors are connected Directors and therefore required to abstain from voting on the resolution approving the Capital Increase and the transactions contemplated thereunder at the Board meeting. The Board has considered and approved the resolution on the Capital Increase. All Directors (including all INEDs) are of the opinion that, (i) the Capital Increase is on normal commercial terms; (ii) the terms and conditions of the Sinopec-SK Capital Increase Agreement, the Sinopec-SK Joint Venture Contract and the Sinopec-SK Articles are fair and reasonable; and (iii) the Capital Increase is in the interest of the Company and the Shareholders as a whole.

LISTING RULES IMPLICATIONS
As at the date of this announcement, China Petrochemical Corporation is the controlling shareholder of the Company. As Sinopec Asset is a subsidiary of China Petrochemical Corporation, pursuant to Chapter 14A of the Listing Rules, Sinopec Asset is an associate of China Petrochemical Corporation and thus constitutes a connected person of the Company. As the Capital Increase constitutes deemed disposal of the Company under Rule 14.29 of the Listing Rules, accordingly, the Capital Increase constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the Capital Increase exceeds 0.1% but is less than 5%, the Capital Increase is subject to the reporting and announcement requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

INFORMATION ON THE PARTIES

Sinopec Asset
Sinopec Asset is a company established under the Laws of the PRC with limited liability and is principally engaged in the business of authorised investment management; sales of chemical, chemical fibre, fine chemical products (excluding dangerous goods); thermal production and supply and water supply services; petroleum refining; land and proprietary properties leasing, etc.

SKGC
SKGC is a company established under the laws of the Republic of Korea and is principally engaged in the business of the production of basic chemical substance of the petrochemical industry; the post-treatment of oil refining products; the manufacture of synthetic rubber, synthetic resin and plastic materials; the wholesale, retail, engineering test, inspection and analysis services of synthetic rubber (i.e. plastic materials) and chemical materials, and other business support services.

The Company
The Company is one of the largest integrated energy and chemical companies in China and is mainly engaged in the exploration and production, pipeline transportation and sale of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fibre and other chemical products; the import and export, including import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the meanings set out below:

"Asset Transfer Agreement"	the agreement dated 29 April 2019 entered between the Company and Sinopec-SK on the disposal of the Transfer Assets from the Company to Sinopec-SK
"associate"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of directors of the Company
"Capital Increase"
the capital increase in Sinopec-SK by the Company, Sinopec Asset and SKGC in accordance with the terms and conditions of Sinopec-SK Capital Increase Agreement, upon the completion of which, the Company, Sinopec Asset and SKGC will hold 59%, 6% and 35% of equity interest in Sinopec-SK, respectively

"Capital Increase Amount of SKGC"	the contribution of cash in RMB1.1045 billion or equivalent USD by SKGC in relation to the Capital Increase

"Capital Increase Assets"	the Capital Increase Assets of Sinopec and Capital Increase Assets of Sinopec Asset
"Capital Increase Assets of Sinopec"
the real estate assets and liabilities associated with the oil-refining production and operation of the Company's Wuhan Branch and the valuation results of which was RMB549 million using asset-based approach

"Capital Increase Assets of Sinopec Asset"	the assets and liabilities associated with the oil-refining production and operation of Sinopec Asset Wuhan Branch and the valuation results of which was RMB1.502 billion using asset-based approach
"China "or "PRC"	the People’s Republic of China
"China Petrochemical Corporation"	China Petrochemical Corporation
"Company"	China Petroleum & Chemical Corporation
"Completion"	the completion of the Capital Increase in accordance with the Sinopec-SK Capital Increase Agreement
"Conditions"	the conditions precedent to the handover of Capital Increase Assets in accordance with the Sinopec-SK Capital Increase Agreement
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules
"Director(s)"	director(s) of the Company
"Group"	the Company and its subsidiaries
“INED(s)”	the independent non-executive directors of the Company, including Tang Min, Fan Gang, Cai Hongbin and Ng, Kar Ling Johnny
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"New Business License"	the new business license of Sinopec-SK issued after the completion of change registration/filing with registration authority
"RMB"	Renminbi, the lawful currency of the PRC
"Sinopec Asset"	Sinopec Group Asset Management Co., Ltd., a limited liability company established under the Laws of the PRC
"Sinopec Group"	China Petrochemical Corporation and its subsidiaries
"SKGC"	SK Global Chemical Co., Ltd.，(D) SK Global, a limited liability company established under the laws of the Republic of Korea
"Sinopec-SK"	Sinopec-SK (Wuhan) Petrochemical Co., Ltd., a Sino-foreign equity joint venture company duly established under the laws of the PRC with limited liability
"Sinopec-SK Capital Increase Agreement"	the capital increase agreement dated 29 April 2019 in relation to the capital increase in Sinopec-SK entered into among the Company, Sinopec Asset, SKGC and Sinopec-SK
"Sinopec-SK Joint Venture Contract"	Sinopec-SK (Wuhan) Petrochemical Co., Ltd. Equity Joint Venture Contract dated 29 April 2019 entered into among the Company, Sinopec Asset and SKGC
"Sinopec-SK Articles"	the articles of association of Sinopec-SK entered into on 29 April 2019 among the Company, Sinopec Asset, SKGC and Sinopec-SK
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction Agreements"	the Sinopec-SK Capital Increase Agreement, Sinopec-SK Joint Venture Contract, Sinopec-SK Articles and the Asset Transfer Agreement and any amendments and supplements thereto (if any)

"Transferred Assets"	the oil-refining production equipment and the relevant rights, liabilities and employees of the Company's Wuhan Branch
"Valuer"	China United Asset Appraisal Group Co., Ltd.

"Valuation Date"	30 April 2018
"USD"	United States dollars, the lawful currency of the United States of America

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board

Beijing, PRC
29 April 2019

As of the date of this announcement, directors of the Company are: Dai Houliang*, Ma Yongsheng#,  Li Yunpeng*, Yu Baocai*, Ling Yiqun#, Liu Zhongyun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

APPENDIX I — LETTER FROM PRICEWATERHOUSECOOPERS The following is the text of the letter dated 29 April 2019 from PricewaterhouseCoopers, the Certified Public Accountants, which was prepared for inclusion in this announcement.

INDEPENDENT AUDITOR’S ASSURANCE REPORT ON THE CALCULATIONS OF DISCOUNTED FUTURE ESTIMATED CASH FLOWS IN CONNECTION WITH THE BUSINESS VALUATION OF SINOPEC-SK (WUHAN) PETROCHEMICAL CO., LTD.

TO THE BOARD OF DIRECTORS OF CHINA PETROLEUM & CHEMICAL CORPORATION

We have completed our assurance engagement to report on the calculations of the discounted future estimated cash flows on which the business valuation (the “Valuation”) dated 26 April 2019 prepared by China United Assets Appraisal Group Co., Ltd. in respect of the appraisal of the fair value of the 100% equity interests in Sinopec-SK (Wuhan) Petrochemical Co., Ltd. (the “Target Company”) is based.  The Valuation is set out in the announcement of China Petroleum & Chemical Corporation (the “Company”) dated 29 April 2019 (the “Announcement”) in connection with the proposed capital increase in the Target Company with assets and deemed disposal by the Company. The Valuation based on the discounted future estimated cash flows is regarded as a profit forecast under Rule 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Directors’ Responsibility for the Discounted Future Estimated Cash Flows

The directors of the Company are responsible for the preparation of the discounted future estimated cash flows in accordance with the bases and assumptions determined by the directors and as set out in the Announcement. This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future estimated cash flows for the Valuation and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

Our firm applies Hong Kong Standard on Quality Control 1 issued by the HKICPA and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Auditor’s Responsibilities

It is our responsibility to report, as required by paragraph 14.62(2) of the Listing Rules, on the calculations of the discounted future estimated cash flows on which the Valuation is based. We are not reporting on the appropriateness and validity of the bases and assumptions on which the discounted future estimated cash flows are based and our work does not constitute any valuation of the Target Company.

We conducted our work in accordance with the Hong Kong Standard on Assurance Engagements 3000 (Revised), Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the HKICPA. This standard requires that we plan and perform the assurance engagement to obtain reasonable assurance on whether the discounted future estimated cash flows, so far as the calculations are concerned, has been properly compiled in accordance with the bases and assumptions made by the directors of the Company.  We reviewed the arithmetical calculations and the compilation of the discounted future estimated cash flows in accordance with the bases and assumptions.

The discounted cash flows do not involve the adoption of accounting policies. The discounted cash flows depend on future events and on a number of assumptions which cannot be confirmed and verified in the same way as past results and not all of which may remain valid throughout the period. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of our work, or arising out of or in connection with our work.

Opinion

In our opinion, based on the foregoing, so far as the calculations are concerned, the discounted future estimated cash flows, has been properly compiled in all material respects in accordance with the bases and assumptions made by the directors of the Company as set out in the Announcement.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 29 April 2019

APPENDIX II - LETTER FROM THE BOARD
The following is the text of the letter dated 29 April 2019 from the Board, which was prepared for inclusion in this announcement.

To: Listing Division
The Stock Exchange of Hong Kong Limited
12/F, Two Exchange Square,
8 Connaught Place, Central,
Hong Kong

Dear Sir/Madam,

Company: China Petroleum & Chemical Corporation (the “Company”)
Re: Profit forecast – Confirmation letter under the requirements of Rule 14.62(3) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”)

Reference is made to the announcement of the Company dated 29 April 2019 in relation to, among other things, the valuation reports dated 26 April 2019 of Sinopec-SK (Wuhan) Petrochemical Co., Ltd., which were prepared by China United Asset Appraisal Group Co., Ltd. (the “Valuer”) using the revenue-based method (the "Valuation Report").
The board of directors of the Company has reviewed and discussed with the Valuer on the basis and assumptions of the valuation. The board of directors of the Company has also considered the report from PricewaterhouseCoopers, the auditor of the Company, dated 29 April 2019 in relation to the calculations of the discounted future estimated cash flows in the Valuation Report.
Pursuant to the requirements of Rule 14.62(3) of the Listing Rules, the board of directors of the Company confirmed that the profit forecast used in the Valuation Report has been made after due and careful enquiry.

The Board of Directors of China Petroleum & Chemical Corporation
29 April 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: April 30, 2019